UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RESHAPE LIFESCIENCES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29365M505

(CUSIP Number)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29365M505	Page 2 of 8

(1)	Names of reporting persons Endeavour Medtech Growth LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,421,641(1)
(6) Shared voting power -0-
(7) Sole dispositive power 3,421,641 (1)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 3,421,641 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 10.8%(2)
(12)	Type of reporting person (see instructions) PN

(1)	Includes (i) 2,709,841 shares of common stock, par value $0.01 per share (the “Common Stock”), of ReShape Lifesciences Inc. (the “Issuer”), and (ii) 711,800 shares of Common Stock issuable upon conversion of 7,118 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Convertible Preferred Stock”), of the Issuer.
(2)	Percentage calculated using a denominator of 31,668,913 shares of Common Stock of the Issuer, which includes (i) 29,957,113 shares of Common Stock of the Issuer outstanding as of December 19, 2017, as reported by the Issuer in its Form 8-K filed on December 22, 2017, (ii) 1,000,000 shares of Common Stock of the Issuer issued to Endeavour Medtech Growth LP (“Medtech Growth LP”) after its election to convert 10,000 shares of Series C Convertible Preferred Stock of the Issuer made on December 19, 2017, and (iii) 711,800 shares of Common Stock issuable upon conversion of 7,118 shares of Series C Convertible Preferred Stock.

SCHEDULE 13G

CUSIP No. 29365M505	Page 3 of 8

(1)	Names of reporting persons Endeavour Medtech GP Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,421,641(1)
(6) Shared voting power -0-
(7) Sole dispositive power 3,421,641 (1)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 3,421,641(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 10.8%(2)
(12)	Type of reporting person (see instructions) OO/HC

(1)	Includes (i) 2,709,841 shares of Common Stock of the Issuer, and (ii) 711,800 shares of Common Stock of the Issuer issuable upon conversion of 7,118 shares of Series C Convertible Preferred Stock of the Issuer, each of which are held by Medtech Growth LP, of which Endeavour Medtech GP Limited (“Medtech GP”) is the general partner.
(2)	Percentage calculated using a denominator of 31,668,913 shares of Common Stock of the Issuer, which includes (i) 29,957,113 shares of Common Stock of the Issuer outstanding as of December 19, 2017, as reported by the Issuer in its Form 8-K filed on December 22, 2017, (ii) 1,000,000 shares of Common Stock of the Issuer issued to Medtech Growth LP (of which Medtech GP is the general partner) after its election to convert 10,000 shares of Series C Convertible Preferred Stock of the Issuer made on December 19, 2017, and (iii) 711,800 shares of Common Stock issuable upon conversion of 7,118 shares of Series C Convertible Preferred Stock held by Medtech Growth LP (of which Medtech GP is the general partner).

SCHEDULE 13G

CUSIP No. 29365M505	Page 4 of 8

Item 1.

(a)	Name of Issuer:

ReShape Lifesciences Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2800 Patton Road

St. Paul, Minnesota 55113.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by:

(i)	Endeavour Medtech Growth LP, a Guernsey registered limited partnership (“Medtech Growth LP”); and

(ii)	Endeavour Medtech GP Limited, a Guernsey registered company (“Medtech GP”), which is the general partner of Medtech Growth LP and may be deemed to control Medtech Growth LP and have voting power and dispositive power with respect to equity securities owned by Medtech Growth LP.

Each of Medtech Growth LP and Medtech GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A.

(b)	Address of the Principal Office or, if none, residence:

c/o Ipes (Guernsey) Limited

Attn: James Nicolle

1 Royal Plaza, Royal Avenue

St. Peter Port

Guernsey, GY1 2HL

Channel Islands

(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Guernsey.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

29365M505

SCHEDULE 13G

CUSIP No. 29365M505	Page 5 of 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

With respect to the beneficial ownership of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

SCHEDULE 13G

CUSIP No. 29365M505	Page 6 of 8

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 29365M505	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

ENDEAVOUR MEDTECH GROWTH LP

By:	Endeavour Medtech GP Limited
Its:	General Partner

By:	/s/ James Nicolle
Name:	James Nicolle
Title:	Director

ENDEAVOUR MEDTECH GP LIMITED

By:	/s/ James Nicolle
Name:	James Nicolle
Title:	Director

SCHEDULE 13G

CUSIP No. 29365M505	Page 8 of 8

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement by and between Endeavour Medtech Growth LP and Endeavour Medtech GP Limited, dated January 12, 2018.*

*	Filed herewith.